Valentis, Inc.

533 Airport Blvd., Suite 400

Burlingame, California 94010

June 7, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valentis, Inc.
File No. 333-140443
Responses to Securities and Exchange Commission Staff comments made by
Letter dated June 4, 2007

Ladies and Gentlemen:

Valentis, Inc. (“Valentis”), in connection with its filing of a Registration Statement on Form S-4 under the Securities Act (File No. 333-140443) (the “Registration Statement”), and Urigen N.A., Inc. (“Urigen”) hereby make the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to Amendment No. 3 to the Registration Statement, filed with the SEC on May 18, 2007, made by letter dated June 4, 2007, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains a reference to the page number(s) where the responsive information may be found in Amendment No. 4 to the Registration Statement (“Amendment Four”), if applicable.

Urigen’s Reasons for the Merger, page 62

1.                                       We note your response to our prior comment 3 and reissue that comment.  The valuation analysis is a ‘‘report, opinion or appraisal materially relating to the transaction.”  You must “furnish the same information as would be required by Item 9(b)(l) through (6) of Schedule 13E-3,” which is the information required by Item 1015 of Regulation M-A.  See Item 4(b) of Form S-4.  The fact that the valuation analysis was not specifically commissioned for this transaction is not dispositive of the applicability of Item 1015 for these purposes.  Please see In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter Charles L. Ephraim (Sept. 30, 1987).  In addition, your disclosure should be expanded to provide all of the disclosure required by Item 1015(b).  For example, you are required to:

(1)                                  Identify the outside party and/or unaffiliated representative;

(2)                                  Briefly describe the qualifications of the outside party and/or unaffiliated representative;

(3)                                  Describe the method of selection of the outside party and/or unaffiliated representative;

(4)                                  Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between:

(i)                                     The outside party, its affiliates, and/or unaffiliated representative; and

(ii)                                  The subject company or its affiliates;

(5)                                  If the report, opinion or appraisal relates to the fairness of the consideration, state whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid; and

(6)                                  Furnish a summary concerning the negotiation, report, opinion or appraisal.  The summary must include, but need not be limited to, the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; instructions received from the subject company or affiliate; and any limitation imposed by the subject company or affiliate on the scope of the investigation.

Please also include the valuation analysis as an exhibit to the registration statement.  See Item 21(c) of Form S-4.

Response:  We revised the disclosure to provide all of the disclosure required by Item 1015(b) of Regulation M-A.  For the revised disclosure, please see pages 62 through 65 of Amendment Four.  We added the valuation analysis as Annex E and Exhibit 99.5 (incorporating Annex E by reference) to Amendment Four and added Bio-IB, LLC’s consent to our use of the valuation analysis as Exhibit 99.6 to Amendment Four.

Valentis, Inc. Consolidated Financial Statements, page F-1

Condensed Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2007 and 2006 (unaudited), page F-23

Condensed Consolidated Statements of Operations, page F-24

2.                                       Earnings per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists.  Please revise.

Response:  We revised the condensed consolidated statements of operations to round earnings per share to the nearest cent.  For the revised disclosure, please see pages F-24, F-27 and F-30 of Amendment Four.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (650) 697-1900 or Robert C. Funsten, Valentis’ legal counsel, at (949) 725-4204.

Sincerely,

/s/ Benjamin F. McGraw, III
Benjamin F. McGraw, III
President and Chief Executive Officer